October 17, 2008

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Genzyme Corporation (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2007 (the “10-K”)
Form 10-Q for Fiscal Quarter Ended March 31, 2008 (the “10-Q”)
File No. 0-14680

Dear Mr. Rosenberg:

The Company confirms that it is in receipt of your October 14, 2008 response letter (the “Follow-up Comment Letter”) regarding our August 8, 2008 response to your original comment letter dated July 2, 2008, regarding the above-referenced 10-K and 10-Q.  The Follow-up Comment Letter requests that the Company respond within 10 business days or tell the Staff when we will respond.  The Company believes it will be able to fully respond to the Follow-up Comment Letter on or before November 14, 2008.  If, as that date draws closer, the Company believes it requires additional time, we will contact you.  The Company appreciates the Staff’s willingness to allow for the additional time.

Please call the undersigned at (617) 768-6847 if you have any questions regarding this letter.

Best regards,

/s/ Joanne M. Vasily-Cioffi

Joanne M. Vasily-Cioffi, Esq.
Senior Corporate Counsel
Genzyme Corporation